
Mail Stop 3720

March 23, 2010

Donald W. Smith
Principal Executive Officer
Mitel Networks Corporation
350 Leggett Drive
Ottawa, Ontario
CANADA K2K 2W7

>   **Re: Mitel Networks Corporation**
>   **Amendment No. 2 to Form F-1**
>   **Filed on March 17, 2010**
>   **File No. 333-163930**

Dear Mr. Smith:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   We continue to note your statement on page 1 that you are "the leading provider of integrated communications solutions focused on the small-to-medium sized enterprise, or SME, market." We have reviewed the supplemental materials you have provided and are unable to locate the support for such statement. Please specify the specific item(s) that you believe support your assertion and the reason(s) why you believe they do. We may have further comment.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Adviser, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3257, with any questions.

       Sincerely,

       Celeste M. Murphy
       Legal Branch Chief

cc: By facsimile to (416) 360-2132
        Adam M. Givertz, Esq.
        Shearman & Sterling LLP